SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INTEGRATED SILICON SOLUTION, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

45812P107

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Scott D. Howarth

President and Chief Executive Officer

1940 Zanker Road

San Jose, CA 95112

(408) 969-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

J. Robert Suffoletta, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

900 S. Capital of Texas Highway

Las Cimas, Fifth Floor

Austin, Texas 78746

Tel: (512) 338-5400

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
$739,465	$29.06

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 2,805,898 options to purchase the Issuer’s common stock that are eligible for exchange as of February 20, 2009 will be exchanged for new options and cancelled pursuant to this offer. The filing fee is based on the aggregate exercise price of the new options to be issued in the exchange, which exercise price is assumed to be $1.55 per share, the fair market value of the Company’s common stock on February 20, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Integrated Silicon Solution, Inc., a Delaware corporation (“ISSI” or the “Company”), to Eligible Employees (as defined below) to exchange some or all of their outstanding Eligible Options (as defined below) for new options to be issued under the Company’s 2007 Incentive Compensation Plan (the “2007 Plan”).

An “Eligible Employee” refers to an employee of ISSI (which, for purposes of this Offer, includes all subsidiaries or affiliates of ISSI and employees on an approved leave of absence) as of the commencement of the Offer who remains employed through the date of exchange. The Company’s executive officers and the members of its Board of Directors are not Eligible Employees and may not participate in the Offer.

An “Eligible Option” refers to an option to purchase shares of the Company’s common stock at an exercise price greater than or equal to $6.00 per share under the Company’s 1998 Stock Plan, the Company’s Nonstatutory Stock Plan or the 2007 Plan, whether vested or unvested.

Subject to the terms of the Offer and upon the Company’s acceptance of the Eligible Employee’s properly tendered Eligible Options, each Eligible Employee who elects to exchange outstanding and unexercised Eligible Options will receive new options covering a number of shares determined in accordance with the following exchange ratios, with the result rounded to the nearest whole number:

Per Share Exercise Price of Exchanged Options*	Exchange Ratio
$6.00 - $6.80	5-for-1
$6.81 - $9.80	6-for-1
$9.81 - $13.80	10-for-1
$13.81 and higher	15-for-1

*	The exercise price of Eligible Options is the exercise price originally set forth in the respective option agreement. For example, an employee who surrenders an Eligible Option to purchase 5,000 shares with an original exercise price of $8.00 per share will receive a new option to purchase 833 shares (i.e., 5,000 divided by 6, with the result rounded to the nearest whole number, which equals 833).

The Offer is being made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options dated March 2, 2009 (the “Offer to Exchange”), (ii) the related Cover Letter to Eligible Employees from Scott Howarth dated March 2, 2009, (iii) the related Election Form, and (iv) the related Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(D) and (a)(1)(E), respectively.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

ISSI is the issuer of the securities subject to the Offer to Exchange. The address of the Company’s principal executive office is 1940 Zanker Road, San Jose, California 95112, and the telephone number is (408) 969-6600. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Information concerning ISSI” (Section 11) is incorporated herein by reference.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to employees holding certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 1998 Stock Plan, the Company’s Nonstatutory Stock Plan or the 2007 Plan to exchange such options for new options to purchase shares of the Company’s common stock to be granted under the 2007 Plan (the “New Options”). The actual number of shares of common stock subject to the New Options to be issued in the Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in (i) the Offer to Exchange attached hereto as Exhibit (a)(1)(A); (ii) the related Cover Letter to Eligible Employees from Scott Howarth dated March 2, 2009, attached hereto as Exhibit (a)(1)(B); (iii) the related Election Form, attached hereto as Exhibit (a)(1)(D); and the related Withdrawal Form, attached hereto as Exhibit (a)(1)(E) is incorporated herein by reference.

As of February 20, 2009, there were outstanding Eligible Options to purchase 2,805,898 shares of the Company’s common stock.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Price range of shares underlying the options” (Section 9) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections entitled “Eligible employees and eligible options” (Section 2), “Number of new options” (Section 3), “Expiration date” (Section 4) “Procedures for electing to exchange options” (Section 5), “Withdrawal rights and change of election” (Section 6), “Acceptance of options for exchange and grants of new options” (Section 7), “Conditions of the offer” (Section 8), “Source and amount of consideration; terms of new options” (Section 10), “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 13), “Legal matters; regulatory approvals” (Section 14), “Material income tax consequences” (Section 15), “Extension of offer; termination; amendment” (Section 16), and “Guide to Tax Issues for Non-U.S. Employees” (Schedule C) is incorporated herein by reference.

(b)	Purchases.

None of the Company’s directors or executive officers may participate in this Offer. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 12), is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Source and amount of consideration; terms of new options” (Section 10) and “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference. See also (1) Integrated Silicon Solution, Inc.’s 1998 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on April 22, 1998), (2) Form of stock option agreement under the 1998 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on April 22, 1998), (3) Integrated Silicon Solution, Inc.’s Nonstatutory Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on November 21, 2002), (4) Form of stock option agreement under the Nonstatutory Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on November 21, 2002), (5) Integrated Silicon Solution, Inc. 2007 Incentive Compensation Plan, attached hereto as Exhibit (a)(1)(H)(v), and (6) Form of Stock Option Award Agreement under the 2007 Incentive Compensation Plan, attached hereto as Exhibit (a)(1)(H)(vi).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purposes of the Offer” (Section 1) is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Acceptance of options for exchange and grants of new options” (Section 7) and “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 13) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Purposes of the offer” (Section 1) and “Information concerning ISSI” (Section 11) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of new options” (Section 10) is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Conditions of the offer” (Section 8) is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” in the sections entitled “Financial statements” (Section 19) and “Additional information” (Section 18) is incorporated herein by reference. The information set forth in ISSI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 under the caption “Financial Statements and Supplementary Data”, filed with the SEC on December 15, 2008, and the information in ISSI’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 under the caption “Financial Statements”, filed with the SEC on February 9, 2009, is incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 12) The and “Legal matters; regulatory approvals” (Section 14) is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options dated March 2, 2009

(a)(1)(B)	Cover Letters to Eligible Employees from Scott Howarth dated March 2, 2009

(a)(1)(C)	Form of Individual Listing of Eligible Options

(a)(1)(D)	Election Form

(a)(1)(E)	Withdrawal Form

(a)(1)(F)	Forms of confirmation e-mails

(a)(1)(G)	Forms of reminder e-mails

(a)(1)(H)(i)	Integrated Silicon Solution, Inc. 1998 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on April 22, 1998)

(a)(1)(H)(ii)	Form of stock option agreement under the 1998 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on April 22, 1998)

(a)(1)(H)(iii)	Integrated Silicon Solution, Inc. Nonstatutory Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on November 21, 2002)

(a)(1)(H)(iv)	Form of stock option agreement under the Nonstatutory Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on November 21, 2002)

(a)(1)(H)(v)	Integrated Silicon Solution, Inc. 2007 Incentive Compensation Plan

(a)(1)(H)(vi)	Form of Stock Option Award Agreement under the 2007 Incentive Compensation Plan

(a)(1)(I)	Employee PowerPoint Presentation

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INTEGRATED SILICON SOLUTION, INC.

By:	/s/ Scott D. Howarth
Name:	Scott D. Howarth
Title:	President and Chief Executive Officer

Date: March 2, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options dated March 2, 2009

(a)(1)(B)	Cover Letters to Eligible Employees from Scott Howarth dated March 2, 2009

(a)(1)(C)	Form of Individual Listing of Eligible Options

(a)(1)(D)	Election Form

(a)(1)(E)	Withdrawal Form

(a)(1)(F)	Forms of confirmation e-mails

(a)(1)(G)	Forms of reminder e-mails

(a)(1)(H)(i)	Integrated Silicon Solution, Inc. 1998 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on April 22, 1998)

(a)(1)(H)(ii)	Form of stock option agreement under the 1998 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on April 22, 1998)

(a)(1)(H)(iii)	Integrated Silicon Solution, Inc. Nonstatutory Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on November 21, 2002)

(a)(1)(H)(iv)	Form of stock option agreement under the Nonstatutory Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on November 21, 2002)

(a)(1)(H)(v)	Integrated Silicon Solution, Inc. 2007 Incentive Compensation Plan

(a)(1)(H)(vi)	Form of Stock Option Award Agreement under the 2007 Incentive Compensation Plan

(a)(1)(I)	Employee PowerPoint Presentation

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable